Bad Walter's Bootleg Ice Cream

Profit and Loss

January - December 2022

	TOTAL
Income	
Catering	7,250.31
Retail	
Discounts	-249.30
Refunds	-574.59
Sales	118,920.66
Total Retail	**118,096.77**
Speaking Income	1,000.00
Tips	16,124.70
Total Income	**$142,471.78**
Cost of Goods Sold	
Cost of Goods Sold	
Equipment and Supplies	1,244.76
Freight Out	1,148.03
Ingredients	28,089.53
Merchant Fees	5,165.82
Packaging	4,607.98
Total Cost of Goods Sold	**40,256.12**
Total Cost of Goods Sold	**$40,256.12**
GROSS PROFIT	**$102,215.66**
Expenses	
Advertising & Marketing	9,226.27
Bank Charges & Fees	39.00
Insurance	362.41
Legal & Professional Services	2,375.00
Meals & Entertainment	231.79
Office Supplies	132.56
Payroll Expenses	
Payroll Service Fees	504.00
Payroll Taxes	2,523.26
Wages	22,555.51
Total Payroll Expenses	**25,582.77**
POS System	962.49
Rent & Lease	27,091.82
Research & Development	114.95
Software and Online Services	1,353.31
Training and Educational	124.91
Travel	497.20
Total Expenses	**$68,094.48**
NET OPERATING INCOME	**$34,121.18**

Bad Walter's Bootleg Ice Cream

Profit and Loss

January - December 2022

	TOTAL
Other Income	
Cash Back	1,311.02
Interest Income	9.66
Total Other Income	**$1,320.68**
NET OTHER INCOME	**$1,320.68**
NET INCOME	**$35,441.86**

Bad Walter's Bootleg Ice Cream

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amex Business Checking (8118)	2,009.18
Checking (0792)	34,321.26
Hotplate Clearing	126.72
Savings (1253)	10,001.21
Square Clearing	0.00
Venmo	482.86
Total Bank Accounts	**$46,941.23**
Accounts Receivable	
Accounts Receivable (A/R)	733.74
Total Accounts Receivable	**$733.74**
Other Current Assets	
Inventory Asset - Packaging	1,487.28
Inventory Asset - Raw Materials	3,987.45
Total Other Current Assets	**$5,474.73**
Total Current Assets	**$53,149.70**
Fixed Assets	
Equipment & Machinery	
Original Cost	9,963.55
Total Equipment & Machinery	**9,963.55**
Total Fixed Assets	**$9,963.55**
TOTAL ASSETS	**$63,113.25**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amazon Business Prime Card (1006) - 2	75.57
Amex Blue Cash (41002)	4,634.18
Total Credit Cards	**$4,709.75**
Total Current Liabilities	**$4,709.75**
Total Liabilities	**$4,709.75**
Equity	
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	-6,203.09
Retained Earnings	9,164.73
Net Income	35,441.86
Total Equity	**$58,403.50**
TOTAL LIABILITIES AND EQUITY	**$63,113.25**

Bad Walter's Bootleg Ice Cream

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	35,441.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-733.74
Inventory Asset - Packaging	-1,466.67
Inventory Asset - Raw Materials	-3,987.45
Amazon Business Prime Card (1006) - 2	75.57
Amex Blue Cash (41002)	-3,908.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-10,020.80**
Net cash provided by operating activities	**$25,421.06**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-5,142.80
Net cash provided by financing activities	**$ -5,142.80**
NET CASH INCREASE FOR PERIOD	**$20,278.26**
Cash at beginning of period	26,662.97
CASH AT END OF PERIOD	**$46,941.23**